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EXHIBIT 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions except ratio amounts)

	Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Pre-tax income before adjustment for net income attributable to noncontrolling interests and earnings from equity investments (including amortization of excess cost of equity investments) statements of income per statement of income	$1,010	1,200	439	2,730	3,150	1,213
Add:
Fixed charges	982	1,977	2,174	1,921	1,785	1,486
Amortization of capitalized interest	6	13	9	5	6	5
Distributed income of equity investees	208	431	391	381	398	311
Less:
Interest capitalized from continuing operations	(26)	(77)	(71)	(75)	(52)	(27)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	(9)	(11)	(4)	(377)	(390)	17

Income as adjusted	$2,171	3,533	2,938	4,585	4,897	3,005

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs);also excludes gain on early extinguishment of debt and includes capitalized interest	$958	1,931	2,126	1,882	1,742	1,454
Add:
Portion of rents representative of the interest factor	24	46	48	39	43	32

Fixed charges	$982	1,977	2,174	1,921	1,785	1,486

Ratio of earnings to fixed charges	2.21	1.79	1.35	2.39	2.74	2.02

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  EXHIBIT 12.1
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in millions except ratio amounts)